

September 5, 2013

Via Facsimile
Mr. Tim DeHerrera
Chief Executive Officer and Chief Financial Officer
Force Minerals Corp. (f/k/a Force Energy Corp.)
1400 16th Street, Suite 400
Denver, Colorado 80202

>   **Re: Force Energy Corp.**
>   **Form 10-K for the Fiscal Year ended November 30, 2012**
>   **Filed February 27, 2013**
>   **File No. 0-52494**

Dear Mr. DeHerrera:

We have reviewed your filing and have the following comments. We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended November 30, 2012

Report of Independent Registered Public Accountants, page F-1

1.   We note that you included an audit opinion covering your 2012 financial statements and the corrections to your 2011 financial statements. However, you have not included an audit opinion for the 2011 financial statements before the corrections. You will need to obtain and file an audit opinion that covers the prior period to comply with Rule 2-05 of Regulation S-X. Given that your current auditors have taken responsibility for the corrections to the prior financial statements, you may satisfy this requirement if your prior auditors agree to reissue their opinion before the corrections. In this instance, a legend should appear in the opinion header to clarify these circumstances. If you are unable to obtain a reissuance of the prior audit opinion, you will need to engage your current auditors to also audit this prior period.

2. We note that your current auditors have placed reliance on the work of other auditors in extending coverage to your cumulative financial information. Under these circumstances you should obtain and file reissued opinions from the prior auditors upon whom such reliance has been placed. Please contact us by telephone if you require further clarification or guidance in the course of formulating your reply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief